Exhibit 99.3

CWI AM ATLANTA PERIMETER HOTEL, LLC

Report of Independent Registered Public Accounting Firm

To the Members of

CWI AM Atlanta Perimeter Hotel, LLC:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of changes in members’ equity and of cash flows present fairly, in all material respects, the financial position of CWI AM Atlanta Perimeter Hotel, LLC and its subsidiary at December 31, 2012, and the results of their operations and of their cash flows for the period from October 3, 2012 (date of acquisition) to December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.  We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

New York, NY

March 12, 2013

Exhibit 99.3 — 2

CWI AM ATLANTA PERIMETER HOTEL, LLC

CONSOLIDATED BALANCE SHEET

December 31, 2012
ASSETS
Net investment in hotel	$39,036,392
Cash	2,460,674
Restricted cash	181,657
Accounts receivable, net	318,089
Deferred financing costs, net	1,003,646
Prepaid expenses and other assets	333,087
TOTAL ASSETS	$43,333,545

LIABILITIES AND CAPITAL
Debt	$28,262,500
Accounts payable	841,805
Due to affiliates	345,073
Accrued expenses and other	885,549
TOTAL LIABILITIES	30,334,927

Commitments and contingencies (Note 11)	-

CAPITAL	12,998,618

TOTAL LIABILITIES AND CAPITAL	$43,333,545

See Notes to Consolidated Financial Statements.

Exhibit 99.3 — 3

CWI AM ATLANTA PERIMETER HOTEL, LLC

CONSOLIDATED STATEMENT OF OPERATIONS

Period from October 3,
2012 (Acquisition)
through
December 31, 2012
REVENUES
Rooms	$2,397,365
Food and beverage	1,389,723
Other	94,818
TOTAL REVENUES	3,881,906

OPERATING EXPENSES
Rooms	694,851
Food and beverage	739,750
Other departments	63,297
General & administrative	340,276
Sales and marketing	502,030
Utilities	150,714
Repairs & maintenance	165,443
Franchise fees	124,057
Management fees to related party	78,629
Property taxes & insurance	183,919
Rent & rent related expenses	50,313
Depreciation	690,665
Property expenses	29,419
3,813,363

OTHER OPERATING EXPENSES
Acquisition-related expenses	575,988
Corporate general and administrative expenses	124,831
700,819

OPERATING LOSS	(632,276)

OTHER EXPENSES
Interest expense	581,241
Loss on derivatives	18,462
599,703

LOSS FROM OPERATIONS BEFORE INCOME TAXES	(1,231,979)
Provision for income taxes	148,224
NET LOSS	$(1,380,203)

See Notes to Consolidated Financial Statements.

Exhibit 99.3 — 4

CWI AM ATLANTA PERIMETER HOTEL, LLC

CONSOLIDATED STATEMENT OF CHANGES IN CAPITAL

For the period from October 3, 2012 (date of acquisition) through December 31, 2012

	Contributed	Accumulated
	Capital	Deficit	Total
Inception at October 3, 2012 (Acquisition)	$-	$-	$-

Contributions	14,378,821	-	14,378,821

Net loss	-	(1,380,203)	(1,380,203)

Balance at December 31, 2012	$14,378,821	$(1,380,203)	$12,998,618

See Notes to Consolidated Financial Statements.

Exhibit 99.3 — 5

CWI AM ATLANTA PERIMETER HOTEL, LLC

CONSOLIDATED STATEMENT OF CASH FLOWS

Period from October 3,
2012 (Acquisition) to
December 31, 2012
Cash Flows from Operating Activities
Net loss	$(1,380,203)
Adjustments to net loss:
Depreciation	690,665
Amortization of deferred financing costs	91,241
Unrealized loss on derivative	18,462
Changes in assets and liabilities:
Accounts receivable, net	(318,089)
Prepaid expenses and other assets	(276,349)
Accounts payable	671,164
Due to affiliates	345,073
Accrued expenses and other	885,549
Net Cash Provided by Operating Activities	727,513

Cash Flows from Investing Activities
Investment in hotel	(39,520,840)
Funds placed in escrow	(181,657)
Capital expenditures	(35,576)
Net Cash Used in Investing Activities	(39,738,073)

Cash Flows from Financing Activities
Proceeds from mortgage financing	28,000,000
Payment of financing costs	(832,387)
Purchase of interest rate cap	(75,200)
Contributions from Members	14,378,821
Net Cash Provided by Financing Activities	41,471,234

Increase in cash and cash equivalents	2,460,674
Cash and cash equivalents, beginning of period	-

Cash and Cash Equivalents, End of Period	$2,460,674

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$321,222

Non-Cash Investing and Financing Activities
Mortgage loan exit fee	$262,500
Accrued capital expenditures	$170,641

See Notes to Consolidated Financial Statements.

Exhibit 99.3 — 6

CWI AM ATLANTA PERIMETER HOTEL, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Nature of Business and Significant Accounting Policies

CWI-AM Atlanta Perimeter Hotel, LLC (the “Company”) was formed on September 11, 2012 for the purpose of owning the property and operating, managing, financing, leasing, renovating, and improving the structures, buildings and improvements on the land located at 7 Concourse Parkway, Atlanta, Georgia.

The members of the Company are CWI Atlanta Perimeter Hotel, LLC (“CWI Member”), and Arden-Marcus Perimeter LLC (“Arden-Marcus Member”) (collectively, “the Members”). On October 3, 2012, the Company acquired the Westin Atlanta Perimeter North (the “Hotel”), a 372-room full-service hotel.  When planned renovations are fully funded the CWI Member and Arden-Marcus Member’s participation percentage will be 57% and 43%, respectively. At December 31, 2012, CWI had fully funded its participation percentage, and Arden-Marcus Member will fully fund its contribution over the renovation period. Atlanta Perimeter Hotel Operator, Inc. (the “Operator”) is a taxable REIT subsidiary (“TRS”) that is wholly owned by the Company.  A TRS is subject to corporate federal income taxes. The TRS provides for income taxes in accordance with ASC 740, “Income Taxes.”

Basis of Presentation

In accordance with Rule 3-09 of Regulation S-X, full financial statements of significant equity investments are required to be presented in the annual report of the investor. For purposes of S-X 3-09, the investee’s separate annual financial statements should only depict the period of the fiscal year in which it was accounted for by the equity method by the investor. Accordingly, the accompanying consolidated financial statements have been prepared for the period from October 3, 2012 (date of acquisition) to December 31, 2012.

Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. (“GAAP”). All intercompany accounts have been eliminated in consolidation.

Accounting for Acquisitions

Under current authoritative accounting guidance, we determine whether a transaction or other event is a business combination, which requires that the assets acquired and the liabilities assumed constitute a business. Each business combination is then accounted for by applying the acquisition method of accounting. We record our investments in hotel properties based on the fair value of the identifiable assets acquired, intangible assets acquired, liabilities assumed and any noncontrolling interest in the acquired entity, as well as recognizing and measuring goodwill or a gain from a bargain purchase at the acquisition date. Assets are recorded at fair value and allocated to land, hotel buildings, hotel building improvements, and furniture, fixtures and equipment using appraisals and valuations performed by management and independent third parties. Fair values are based on the exit price (i.e. the price that would be received in an orderly transaction to sell an asset or transfer a liability between market participants at the measurement date). We evaluate several factors, including market data for similar assets, expected cash flows discounted at risk adjusted rates and replacement cost for the assets to determine an appropriate exit cost when evaluating the fair value of our assets. We immediately expense acquisition-related costs and fees associated with business combinations.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Exhibit 99.3 — 7

CWI AM ATLANTA PERIMETER HOTEL, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Derivative Instruments

We measure derivative instruments at fair value and record them as assets or liabilities, depending on our rights or obligations under the applicable derivative contract. Derivatives that are not designated as hedges must be adjusted to fair value through earnings. For a derivative designated and that qualified as a cash flow hedge, the effective portion of the change in fair value of the derivative is recognized in Other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value is immediately recognized in earnings.

Investment in Hotel

Investment in hotel including land, building and furniture, fixtures and equipment are initially recorded at fair value upon acquisition. Property and equipment purchased after the hotel acquisition date is recorded at cost. Replacements and improvements are capitalized, while repairs and maintenance are expensed as incurred. Upon the sale or retirement of a fixed asset, the cost and related accumulated depreciation will be removed from the Hotel’s accounts and any resulting gain or loss will be included in the statement of operations.

Depreciation is computed using the straight-line method over the estimated useful lives of the assets: 30 years for the building and 15 to 40 years for the building improvements, and one to ten years for furniture, fixtures and equipment.

Impairment

Investment in hotel is reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of the hotel and related assets may not be recoverable. Events or circumstances that may cause a review include, but are not limited to, adverse changes in the demand for lodging at the properties due to declining national or local economic conditions and/or new hotel construction in markets where the hotels are located. The hotel property is impaired when the estimated undiscounted future cash flows from operations and the proceeds from the ultimate disposition of a hotel are less than its carrying value. If the estimated undiscounted future cash flows are less than the carrying amount of the asset, an adjustment to reduce the carrying amount to the related asset’s estimated fair value is recorded and an impairment loss recognized. No impairment of the carrying value of long-lived assets was recognized during the period from acquisition through December 31, 2012.

Cash

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash deposited with financial institutions in excess of amounts insured by the Federal Deposit Insurance Corporation. The Company believes it places cash balances with quality financial institutions, which limits its credit risk.

Restricted Cash

Restricted cash consists primarily of amounts escrowed to fund property taxes and insurance.

Accounts Receivable, Net

Accounts receivable, net are comprised of (i) amounts billed but uncollected for room rental and food and beverage sales and (ii) amounts earned but unbilled for the aforementioned services until guests check out of the Hotel. Receivables are recorded at management’s estimate of the amounts that will ultimately be collected. At December 31, 2012, the Company had an allowance for doubtful accounts of $29,419.

Prepaid Expenses and Other Assets

Prepaid expenses include prepaid insurance, prepaid hotel franchise fees and other prepaid expenses. At December 31, 2012, prepaid expenses totaled $179,025. At December 31, 2012, other assets include a derivative instrument, inventories, security deposits and deferred tax assets of $154,062. Inventories consist of food, beverage and supplies and are stated at the lower of cost or market.

Exhibit 99.3 — 8

CWI AM ATLANTA PERIMETER HOTEL, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Revenues

Hotel revenues are recognized when the services are provided and items are sold. Revenues consist of room sales, food and beverage sales, and other department revenues such as convention and event space rental, telephone and gift shop. Sales and occupancy taxes collected from customers submitted to the taxing authorities are not recorded in revenue.

Deferred Financing Costs

Loan costs are deferred and expensed over the term of the loan using the straight-line method which approximates the effective interest method. At December 31, 2012, the unamortized balance of deferred financing costs, net, totaled $1,003,646. For the period from acquisition through December 31, 2012, loan cost amortization expense amounted to $91,241 and is reflected as a component of interest expense in the accompanying consolidated statement of operations.

Income Taxes

For tax purposes, there are two distinct filing entities – the Company and the Operator, a TRS. The Company has elected to be treated as a partnership for federal and state income tax purposes. Taxable income or loss will be allocated in accordance with the operating agreement to the individual members. The Company is subject to the applicable state limited liability company fee. Any penalties or interest incurred in relation to filing respective tax returns will be paid by the Company.

The Operator operates as a TRS, and it is, therefore, subject to corporate federal income tax.

Management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the financial statements is reduced by the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. Management has determined that no such reserves were required at December 31, 2012.

Note 2. Acquisition of Hotel Property

On October 3, 2012, through our wholly-owned subsidiary, we acquired the Hotel for $39,520,840. In connection with the acquisition, we obtained a mortgage loan of up to $35,000,000, which will be used, in part, to fund renovations.

The following table presents a summary of assets acquired at the date of acquisition:

Acquisition Consideration
Cash consideration	$39,520,840

Assets Acquired at Fair Value:
Land	7,967,965
Building	27,659,465
Building and site improvements	380,745
Furniture, fixtures and equipment	3,512,665
Investment in real estate	39,520,840

Net Assets Acquired at Fair Value	$39,520,840

Exhibit 99.3 — 9

CWI AM ATLANTA PERIMETER HOTEL, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3. Investment in Hotel

Investment in hotel consists of the following:

December 31, 2012
Land	$7,967,965
Building	27,659,465
Building and site improvements	551,387
Furniture, fixtures and equipment	3,548,240
39,727,057
Less accumulated depreciation	(690,665)
Net investment in hotel	$39,036,392

Note 4. Management Fees

The Hotel is managed by Marcus Hotels & Resorts (“Marcus”), who is an approximately 11% indirect partner in the venture. The management agreement is for a ten-year term, with automatic one year renewal terms. Pursuant to the terms of the management agreement, Marcus earns a base management fee of 3.0% of total revenues. Commencing in 2015, Marcus is also entitled to an incentive management fee, as described in the management agreement. Base management fees were $78,629 for the period from acquisition through December 31, 2012.  Management fees of $37,500 were waived for the period.

In addition to the management fees, the Hotel is also required to pay Marcus an accounting and information technology services fee (the “AIT fee”) in the amount of $7,500 per month in consideration for centralized accounting and information technology services related to the operation of the Hotel. AIT fees were $22,500 for the period from acquisition through December 31, 2012 and are reflected as a component of general and administrative expenses in the accompanying consolidated statement of operations.

Note 5. Franchise Agreement

The Hotel is operated as a Westin pursuant to a 20-year franchise agreement with Westin Hotel Management, L.P. (“Starwood”) which expires in October 2032. The franchise fees are computed as a percentage of gross room sales and food and beverage revenue, however the agreement allows for a deferral period which reduced the franchise fees for the period from acquisition through December 31, 2012. Franchise fees paid to Starwood were $124,057 for the period from acquisition through December 31, 2012. The franchise agreement also provides for a monthly marketing program fee computed as a percentage of gross rooms sales. Marketing program fees paid to Starwood were $47,924 for the period from acquisition through December 31, 2012 and are reflected as a component of sales and marketing expenses in the accompanying consolidated statement of operations.

Note 6. Fair Value Measurements

The fair value of an asset is defined as the exit price, which is the amount that would either be received when an asset is sold or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The guidance establishes a three-tier fair value hierarchy based on the inputs used in measuring fair value. These tiers are: Level 1, for which quoted market prices for identical instruments are available in active markets, such as money market funds, equity securities and U.S. Treasury securities; Level 2, for which there are inputs other than quoted prices included within Level 1 that are observable for the instrument, such as certain derivative instruments including interest rate caps and swaps; and Level 3, for securities that do not fall into Level 1 or Level 2 and for which little or no market data exists, therefore requiring us to develop our own assumptions.

Derivative Asset — Our derivative asset is comprised of an interest rate cap. This derivative instrument was measured at fair value using readily observable market inputs, such as quotations on interest rates. This derivative instrument was classified as Level 2 as this instrument is a custom, over-the-counter contract with various bank counterparties that are not traded in an active market.

Exhibit 99.3 — 10

CWI AM ATLANTA PERIMETER HOTEL, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following tables set forth our asset that was accounted for at fair value on a recurring basis:

Fair Value Measurements at December 31, 2012 Using:
Quoted Prices in
			Active Markets for	Significant Other	Unobservable
			Identical Assets	Observable Inputs	Inputs
Description	Balance Sheet location	Total	(Level 1)	(Level 2)	(Level 3)
Derivative asset	Prepaid expenses and other assets	$56,738	$-	$56,738	$-

We did not have any transfers into or out of Level 1, Level 2 and Level 3 measurements during the period from acquisition through December 31, 2012.

Our other financial instruments had the following carrying values and fair values:

		December 31, 2012
	Level	Carrying Value	Fair Value
Debt	3	$28,262,500	$28,214,781

We determined the estimated fair value using a discounted cash flow model with rates that take into account the interest rate risk. We also considered the value of the underlying collateral taking into account the quality of the collateral and the current interest rate. We estimated that our other financial assets and liabilities had fair values that approximated their carrying values at December 31, 2012.

Note 7. Derivative Financial Instrument

Use of Derivative Financial Instruments

When we use derivative instruments, it is generally to reduce our exposure to fluctuations in interest rates. We have not entered, and do not plan to enter into, financial instruments for trading or speculative purposes. We have established policies and procedures for risk assessment and the approval, reporting and monitoring of derivative financial instrument activities.

Interest Rate Cap

We are exposed to the impact of interest rate changes primarily through our variable rate loan. An interest rate cap limits the effective borrowing rate of variable-rate debt obligations while allowing participants to share in downward shifts in interest rates. Our objective in using an interest rate cap is to limit our exposure to interest rate movements.

We obtained a mortgage loan of up to $35,000,000, which will mature on October 2, 2015, in connection with the acquisition. The mortgage loan provides an option for two one-year extensions. The annual interest rate during the initial three year term and first extension term is 6.0% plus one-month London inter-bank offered rate (“LIBOR”), which has been effectively capped at 7.0% through the use of an interest rate cap designated which matures at the end of the initial three-year term.  At inception, the interest rate cap qualified for hedge accounting, however, at December 31, 2012, this derivative instrument no longer qualified for hedge accounting and was accounted for as a mark-to-market derivative.

The following table sets forth certain information regarding our derivative instrument:

		Asset Derivatives Fair Value at
Derivative Instrument	Balance Sheet Location	December 31, 2012
Interest rate cap	Prepaid expenses and other assets	$56,738

Exhibit 99.3 — 11

CWI AM ATLANTA PERIMETER HOTEL, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following tables present the impact of our derivative instrument on the consolidated financial statements:

		Amount of Gain (Loss) Recognized in
		Income on Derivatives
	Location of Gain (Loss)	For the Period from October 3, 2012
Derivative Not in Cash Flow Hedging Relationships	Recognized in Income	(Acquisition) to December 31, 2012
Interest rate cap (a)	Loss on derivatives	$(18,462)

(a)               We reclassified $13,797 that was originally recorded in Other comprehensive loss to Loss on derivatives during the period from acquisition through December 31, 2012, representing the loss recognized on the interest rate cap during the period it qualified for hedge accounting.  Upon disqualification for hedge accounting, the amount recorded in Other comprehensive loss was reclassified to Loss on derivatives in the consolidated statement of operations, resulting in no impact to Other comprehensive loss.

Note 8. Debt

We obtained a non-recourse mortgage loan of up to $35,000,000 in connection with the acquisition, which will be used, in part, to fund renovations.  The loan will mature on October 2, 2015, at which time, the principal balance is due in full. The mortgage loan provides an option for two one-year extensions, subject to certain conditions. The annual interest rate during the initial three year term and first extension term is 6.0% plus one-month LIBOR, which has been effectively fixed at 7.0% through the use of an interest rate cap designated which matures at the end of the initial three-year term.

Interest expense was $490,000 for the period from acquisition through December 31, 2012. The Company accrued a mortgage loan priority exit fee in the amount of $262,500.

As of December 31, 2012, the Company was in compliance with all financial covenants.

Note 9. Related-Party Transactions

The Hotel is managed by Marcus, who is an approximately 11% indirect partner in the venture. The management agreement is for a ten-year term, with automatic one-year renewal terms. The Company is subject to a termination fee if the management agreement is terminated before October 1, 2014, as described in the management agreement. Pursuant to the terms of the management agreement, Marcus earns a base management fee of 3.0% of total revenues. Commencing in 2015, Marcus is also entitled to an incentive management fee, as described in the management agreement. Base management fees were $78,629 for the period from acquisition through December 31, 2012. Management fees of $37,500 were waived for the period.

In addition to the management fees, the Hotel is also required to pay Marcus an accounting and information technology services fee (the “AIT fee”) in the amount of $7,500 per month in consideration for centralized accounting and information technology services related to the operation of the Hotel. AIT fees were $22,500 for the period from acquisition through December 31, 2012 and are reflected as a component of general and administrative expenses in the accompanying consolidated statement of operations.

Note 10. Income Taxes

We have elected to treat our wholly-owned corporate subsidiary, which engages in hotel operations, as a TRS, and it is, therefore, subject to taxation. State income tax expense was $24,793 for the period from acquisition through December 31, 2012 and its related payable was included in Accrued expenses and other payables as of December 31, 2012. Federal income tax expense was $135,948.

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of December 31, 2012, the TRS recorded a deferred tax asset of $12,517 resulting from accrued but unpaid vacation payable, which is reflected in Prepaid expenses and other assets on the accompanying consolidated balance sheet. No valuation allowance was recorded against its deferred tax asset because it is more likely than not to be realized in future periods. In evaluating the TRS’ ability to realize its deferred income tax assets, the TRS considers all available positive and negative evidence, including operating results, ongoing tax planning, and forecasts of future taxable income on a jurisdiction by jurisdiction basis.

Exhibit 99.3 — 12

CWI AM ATLANTA PERIMETER HOTEL, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11. Commitments and Contingencies

From time to time, the Company is involved in litigation arising in the normal course of business, none of which is expected to have a material adverse effect on the financial position, results of operations or cash flows of the Hotel.

Note 12. Subsequent Events

Management has evaluated the activity the Company through March 12, 2013, the date the financial statements were issued, and concluded that no subsequent events have occurred that would require disclosure in the Notes to the Consolidated Financial Statements.

Exhibit 99.3 — 13